American Physicians Service Group, Inc.

February 25, 2009

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re:

American Physicians Service Group, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 13, 2008

Form 10-Q for the Quarterly Period Ended September 30, 2008

Filed November 3, 2008

File No. 001-31434

Dear Mr. Rosenberg:

On February 20, 2009, I spoke by telephone with Ibolya Ignat of the SEC Staff in which we were requested to respond to the following two additional comments as a follow-up to our Response letter to the Securities and Exchange Commission dated January 20, 2009.

1.

Please refer to your response to Comment No. 2, we do not believe that the proposed presentation of your 10-year development table complies with Industry Guide 6 because the financial information in the table does not appear to be based on financial information that is consistent with how your financial statements are prepared.  Please refer to the first sentence, of Item 2b of Industry Guide 6. Please provide us a revised table based on post-merger information that complies with Industry Guide 6. In addition, please include a separate ten-year development table presenting the development of the unpaid loss and loss adjustment expense of API prior to the date of the merger with the company.

Response:  We have modified the 10-year development table by showing post-merger information that complies with Industry Guide 6.  In addition, in order to aid the reader of these financial statements we have included a separate ten-year development table reflecting the historical development of unpaid loss and loss adjustment expense of API prior the date of API’s merger with us. In response to your comment, we propose to revise our Critical Accounting Policies section of our Management’s Discussion and Analysis of Results of Operations to include the additional information set forth below, commencing with the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

1301 S. CAPITAL OF TEXAS HIGHWAY   SUITE C 300  AUSTIN, TX 78746   PHONE:  (512) 328-0888  FAX:  (512) 314-4398

Mr. Jim B. Rosenberg

February 25, 2009

The following tables, known as the reserve development tables, show the development of the liability for unpaid loss and loss adjustment expenses. The top line of the table shows the original estimated liabilities at the balance sheet date, including losses incurred but not yet reported. The upper portion of the table shows the cumulative amounts subsequently paid as of successive year-ends with respect to the liability. The lower portion of the table shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year. The estimates change as claims settle and more information becomes known about the ultimate frequency and severity of claims for individual years. A (deficiency) or redundancy exists when the re-estimated liability at each December 31 is greater (or less) than the prior liability estimate. The cumulative (deficiency) or redundancy depicted in the table, for any particular calendar year, represents the aggregate change in the initial estimates over all subsequent calendar years. The volatility of medical professional liability claim frequency and severity makes the prediction of the ultimate losses very difficult.  Likewise, the long period of time necessary for medical professional liability claims to develop and be paid further complicates the reserving process.

Mr. Jim B. Rosenberg

February 25, 2009

On April 1, 2007, we acquired all of the issued and outstanding stock of API. The business combination was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to assets acquired and liabilities assumed based on fair values at the date of acquisition. As such, on April 1, 2007, we assumed all assets and liabilities of API including reserves for loss and loss adjustment expenses as well as any future reserve development subsequent to the date of the acquisition. The following table summarizes our reserve development as of December 31, 2007, the year in which we acquired API and each subsequent year thereafter:

	2007	2008
Original Net Liability – end of year	$81,164	$78,126

Cumulative net paid as of;
One Year later	18,228	-
Two Years later
Three Years later
Four Years later
Five Years later
Six Years later
Seven Years later
Eight Years later
Nine Years later
Ten Years later

Re-estimated Net Liability as of:
End of year	81,164	78,126
One Year later	60,955
Two Years later
Three Years later
Four Years later
Five Years later
Six Years later
Seven Years later
Eight Years later
Nine Years later
Ten Years later

Net cumulative (deficiency) redundancy	20,209	-

Original Gross liability- end of year	$101,606	$92,141
Less: Reinsurance recoverables - end of year	$(20,442)	$(14,015)
Original Net liability - end of year	$81,164	$78,126

Gross re-estimated liability - latest	$73,539	$92,141
Re-estimated reinsurance recoverables-latest	$(12,584)	$(14,015)
Net re-estimated liabitity - latest	$60,955	$78,126

Gross cumulative (deficiency) redundancy	$28,067	$-

Mr. Jim B. Rosenberg

February 25, 2009

For comparative purposes, we have included a reserve development table below on a “pro forma basis” which shows reserve development for periods prior to the acquisition of API on April 1, 2007.

	PRO FORMA
	1998	1999	2000	2001	2002	2003	2004	2005	2006	As of March 31, 2007
Original Net Liability – end of year	$42,177	$35,471	$37,593	$33,747	$35,030	$42,231	$56,349	$65,933	$81,089	$86,036

Cumulative net paid as of;
One Year later	24,898	21,805	27,998	23,360	31,665	34,965	30,634	20,074	20,993	-
Two Years later	36,796	40,156	41,575	40,278	48,023	55,034	43,409	29,939	33,157
Three Years later	43,786	44,562	47,614	45,952	54,926	62,226	49,173	34,878
Four Years later	44,904	46,015	50,520	48,503	57,390	66,613	51,622
Five Years later	45,626	47,670	51,090	49,417	58,957	70,387
Six Years later	46,786	47,905	51,674	50,090	60,942
Seven Years later	46,903	48,520	52,020	51,694
Eight Years later	47,487	48,655	53,454
Nine Years later	47,585	48,752
Ten Years later	47,682

Re-estimated Net Liability as of:
End of year	42,177	35,471	37,593	33,747	35,030	42,231	56,349	65,933	81,089	-
One Year later	42,837	37,248	39,708	42,155	46,955	68,083	73,957	63,061	65,939
Two Years later	43,677	41,837	48,411	45,826	61,294	79,041	69,525	50,291	52,834
Three Years later	44,636	47,540	50,926	54,212	64,379	81,888	61,154	45,330
Four Years later	46,880	48,214	55,846	55,618	66,557	77,432	58,456
Five Years later	47,420	51,101	56,163	54,762	63,760	76,522
Six Years later	49,604	51,064	55,236	53,115	64,483
Seven Years later	49,626	50,551	54,220	53,768
Eight Years later	48,873	49,706	54,839
Nine Years later	48,563	49,720
Ten Years later	48,558

Net cumulative (deficiency) redundancy	(6,381)	(14,249)	(17,246)	(20,021)	(29,453)	(34,291)	(2,107)	20,603	28,255	-

Original Gross liability- end of year	$66,434	$54,132	$64,335	$61,701	$54,186	$61,313	$69,445	$95,628	$110,089	$116,226
Less: Reinsurance recoverables - end of year	(24,257)	(18,661)	(26,742)	(27,954)	(19,156)	(19,082)	(13,096)	(29,695)	(29,000)	(30,190)
Original Net liability - end of year	$42,177	$35,471	$37,593	$33,747	$35,030	$42,231	$56,349	$65,933	$81,089	$86,036

Gross re-estimated liability - latest	$62,791	$61,091	$68,144	$62,032	$71,960	$84,837	$65,486	$50,162	$62,511
Re-estimated reinsurance recoverables-latest	(14,233)	(11,371)	(13,305)	(8,264)	(7,477)	(8,315)	(7,030)	(4,832)	(9,677)
Net re-estimated liability - latest	$48,558	$49,720	$54,839	$53,768	$64,483	$76,522	$58,456	$45,330	$52,834

Gross cumulative (deficiency) redundancy	$3,643	$(6,959)	$(3,809)	$(331)	$(17,774)	$(23,524)	$3,959	$45,466	$47,578

Mr. Jim B. Rosenberg

February 25, 2009

2.

We believe that for the reconciliation of net reserve amount to the gross reserve amount in the ten-year development table to be compliant with Industry Guide 6, it is necessary to include a line item that arrives at the cumulative (deficiency)/redundancy on a gross basis.  (i.e. the difference between the gross reserve and gross re-estimated reserve).  Please revise your presentation to include this line item on a gross basis instead of the current net presentation.

Response:  We have modified the ten-year table to include the line items on a gross basis as requested.  Please see our Response to Comment No. 1 above.

In accordance with the request contained in your original comment letter, American Physicians Service Group, Inc. (“APS”) acknowledges that:

o

APS is responsible for the adequacy and accuracy of the disclosures in the Form 10-K filed by APS for year ended December 31, 2007 and the Form 10-Q for the period ended September  30, 2008 (the “Filings”);

o

SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking action with respect to the Filing; and

o

APS may not assert SEC Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or our responses to your comments, please do not hesitate to contact me at (512) 314-4497 or mzimmermann@amph.com.  Thank you.

Sincerely,

/s/ Marc Zimmermann

Marc Zimmermann

Chief Financial Officer

C:

Ibolya Ignat, Staff Accoutant

Division of Corporate Finance

Mr. Kenneth S. Shifrin

Chairman and Chief Executive Officer

American Physicians Service Group, Inc.

1301 S. Capital of Texas Highway, Suite C-300

Austin, TX  78746-6550